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                                                                    Exhibit 3.43

CREDITOR'S AGREEMENT


The Montana Department of Commerce (DOC), through its Community Development Block Grant/Economic Development Administration (CDBG/EDA) loan, is currently a significant creditor of Centennial Foods, Inc. (CFI). DOC understands that CFI has an asset purchase offer from Food Extrusion, Inc. (FEI) to purchase the physical assets of CFi. The purchase offer from FEI to CFI anticipates a two year time frame to complete the transaction and the provision of funds to distribute among CFI creditors.

To enable CFI to complete the Asset Purchase Agreement with FEI as described above, DOC agrees to:

1. Waive all debt service and interest payments until the buy-out transaction occurs between CFI and FEI.

2. Accept a loan buy-down of $368,999 to satisfy its current note and lien position. Upon delivery of the $368,999, DOC will release all security positions to CFI so that CFI can convey clear title to its assets to FEI.

DOC's obligations under this Creditor's Agreement are contingent upon the following:

1. The buy-out transaction must occur and the loan buy-down payment of $368,999 must be made to DOC on or before November 30, 1998.

2. CFI's other creditors including: Beaverhead County, Ike Lynch, the Montana Department of Environmental Quality, Seafirst Bank, holders of Convertible Note, Harrington/Myers, Rural Electrification Administration (REA), and Idaho Forest Industries (IFI) all agree in writing to accept the distribution of assets from CFI shown under the "Proposed Amount" column of Exhibit A of this Agreement in full satisfaction of their creditors' claims against CFI. By this reference Exhibit A is made a part of this Agreement.


Agreed this  11th day of October, 1996.
           ------


/s/ Jon Noel
------------------
Jon Noel, Director

Montana Department of Commerce



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                                    EXHIBIT A

                       PROPOSED DISTRIBUTION OF FEI STOCK

                     Sell 250,000 Shares @ $10.00 Per Share

                                   $2,500,000

                             Original                                                  Proposed    % of
Creditors                      Debt     Interest   Principal     Total     Balance      Amount     Original
------------------------   -----------  --------   ---------  ----------  ----------  -----------  ----
Beaverhead Property Tax*       $65,000        $0         $0      $65,000     $65,000      $65,000  100%
Ike Lynch*                    $500,000        $0         $0           $0    $500,000     $100,000   20%
MT DEQ                        $214,880   $66,317   $117,677     $183,994     $97,225      $30,886  100%
Seafirst Note*              $1,184,000  $402,584   $265,307     $687,891    $918,693     $516,109  100%
CDBG/EDA                      $780,000  $222,768   $188,233     $411,001    $604,081     $368,999  100%
Convertible Note*             $160,000        $0         $0           $0    $160,000     $160,000  100%
Harrington/Myers*              $68,000   $28,742    $32,972      $61,714     $35,028       $6,286  100%
REA*                           $50,000        $0    $23,611      $23,611     $26,389      $26,389  100%
IFI*                           $30,000        $0         $0           $0     $30,000      $30,000  100%
                           -----------  --------   ---------  ----------  ----------  -----------  ----
                            $3,051,880  $720,411   $627,800   $1,413,211  $2,436,416   $1,303,669

Equity Holders              $2,084,964        $0         $0           $0  $2,084,964   $1,196,331   57%
                           -----------  --------   ---------  ----------  ----------  -----------  ----

Total All                   $5,136,844  $720,411   $627,800   $1,413,211  $4,521,380   $2,500,000   49%


  * Tentative Agreement
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